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                                                                  EXHIBIT (A)(5)


                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER


DURANGO, COLORADO (May 8, 2000): ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. (NASDAQ/NMS: RMCF) today announced the final results of its tender offer to purchase shares of its common stock, which expired at 5:00 P.M., New York City time, on Monday, May 1, 2000. Under terms of the offer, the Company invited shareholders to tender their shares for $6.25 per share.

Based on a final count by American Securities Transfer & Trust, Inc., the depositary for the tender offer, 665,636 shares of the Company's common stock were validly tendered and not withdrawn prior to the expiration of the offer, 447,644 of which the Company expects to purchase at the offer price of $6.25 per share. The final proration factor for the offer was 67.25 percent and the total purchase price was $2,797,775. The purchase of the shares was funded by available bank borrowings.

As noted in the Company's Offer to Purchase, the Company may in the future purchase additional shares in the open market, in private transactions, tender offers or otherwise. Under applicable securities laws, the Company may not repurchase any shares of its common stock until after May 19, 2000. Any future purchases by the Company will depend on many factors, including the market price of the shares, the final results of the tender offer, the Company's business and financial position and general economic and market conditions.

The Company has deposited the purchase price with American Securities Transfer & Trust, Inc, and that firm is in the process of making payment for shares purchased through the tender offer and returning to shareholders those shares not purchased. The Company now has 1,939,235 shares of common stock outstanding, or approximately 18.75 percent fewer shares than were outstanding at the commencement of the offer on March 21, 2000.

For further information, contact Bryan J. Merryman, COO/CFO (970) 259-0554.